Mail Stop 3561

May 12, 2006

Marie D. Hlavaty, Esq.
Vice President and General Counsel
Visant Corporation and Visant Holding Corporation
One Byran Brook Place, Suite 202
Armonk, New York 10504

> **Re: Visant Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 20, 2006**
> **File No. 333-126002**
>
> **Visant Holding Corp.**
> **Post-Effective Amendment No. 6 to Registration Statement on Form S-4**
> **Filed April 20, 2006**
> **File No. 333-112055**
>
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 333-112055**

Dear Mr. Hlavaty:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect

Amendment No. 3 to Registration Statement on Form S-1

Report of Independent Registered Public Accounting Firm, page F-3

1.   We note that, Deloitte & Touche, the name of the firm that signed the report of
        independent registered public accounting firm, is not the name of the independent
        registered public accounting firm that was appointed on April 13, 2005 by the
        Audit Committee of the Board of Directors which was Deloitte & Touche LLP,
        according to Form 8-K filed on April 19, 2005. Further, according to the
        PCAOB's list of registered accounting firms as of May 2, 2006, Deloitte &
        Touche LLP is the proper name of the independent registered public accounting
        firm for their office in New York, New York, which is the office that issued the
        report dated March 29, 2006. The PCAOB's list indicates that the name Deloitte
        & Touche is the international firm which is used when reports are issued by its
        foreign offices. Please coordinate with independent registered public accounting
        firm and request that they revise the signature on the audit report and related
        consent filed as an exhibit to agree with the name of the firm and office that
        issued the report dated March 29, 2006, and the name listed with the PCAOB for
        the New York Office.

Amendment No. 6 to Registration Statement on Form S-4

General

2.   Where applicable, please revise Form S-4, as amended, to comply with the
        comment issued above on your Form S-1, as amended.

Form 10-K for Fiscal Year Ended December 31, 2005

General

3.   Where applicable, please revise Form 10-K to comply with the comment issued
        above on your Form S-1, as amended.

                                        *****

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

You may contact Milwood Hobbs at (202) 551- 3241 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Howard M. Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc (via fax):   Rise Norman, Esq.
                 (212) 455-2502